UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27th Floor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Special General Meeting Results

On December 8, 2022, Paysafe Limited (“we,” “us” or the “Company”) held a Special General Meeting of Shareholders (the “Meeting”). The following are the voting results on the matters voted upon at the Meeting, all of which are described more fully in Paysafe’s definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2022.

•
Our shareholders approved the consolidation and redesignation of the issued and unissued common shares, and the unissued undesignated shares, of par value $0.001 each in the capital of the Company (the "Reverse Stock Split"), at a ratio of 1 for 12, such that after giving effect to the Reverse Stock Split, the authorized share capital of the Company will be comprised of $22,000,000 divided into 1,600,000,000 common shares of par value $0.012 each and 233,333,333.3 undesignated shares of par value $0.012 each.
•
Our shareholders approved the updated Bye-Laws of the Company in connection with the Reverse Stock Split.

Following the Meeting, the Company’s board of directors approved the completion of the Reverse Stock Split, which will be effective at 4:01 p.m. (ET) on December 12, 2022, and the common shares will begin trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opens for trading on Tuesday, December 13, 2022. The press release issued by the Company and the updated Bye-Laws to be in effect upon completion of the Reverse Stock Split are included as exhibits to this Form 6-K.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-256692) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

99.1 99.2	Press Release dated December 8, 2022- Announcing reverse stock split Paysafe Limited, Second Amended Bye-laws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 12, 2022	PAYSAFE LIMITED

	By:	/s/ Alexander Gersh
	Name:	Alexander Gersh
	Title:	Chief Financial Officer